$8,906 April 30, 2001

PROMISSORY NOTE

Robert Thompson does hereby promise to pay to Cal Bay International, Inc., a Nevada corporation (1582 Parkway Loop, Suite G, Tustin, CA 92780) the sum of Eight Thousand Nine Hundred Six dollars ($8,906) on or before December 31, 2001, without interest.

In the event of any default hereunder, the undersigned, hereby agrees to pay to the holder hereof reasonable attorney's fees, legal expenses and lawful collection costs incurred in connection with the enforcement of this obligation in addition to all other sums due hereunder, regardless of whether litigation is actually commenced.

/s/ Robert Thompson

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Robert Thompson